PUBLIC

15045911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-69182 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/28/14 (MM / DD / YY) AND ENDING 12/31/14 (MM / DD / YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RS FUNDS DISTRIBUTOR LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

1 BUSH STREET, SUITE 900
(No. and Street)

| SAN FRANCISCO | CA | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHELLY CHU — (415) 591-2743
(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name)*

| 3 EMBARCADERO CENTER | SAN FRANCISCO | CA | 94111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

mm

3/9/15

## OATH OR AFFIRMATION

I, SHELLY CHU ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RS FUNDS DISTRIBUTOR LLC , as of DECEMBER 31 , 2014 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Financial and Operations Principal
Title

Laura Beall #2015281
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on Internal Control.
- [ ] (p) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2015, by Shelly Chu

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA BEALL
Commission # 2015281
Notary Public - California
San Francisco County
My Comm. Expires Mar 26, 2017

(Seal)

Signature Laura Beall

pwc

## Report of Independent Registered Public Accounting Firm

To Management of RS Funds Distributor LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of RS Funds Distributor LLC (the "Company") at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2015

*PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004*
*T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us*

## RS Funds Distributor LLC
### Statement of Financial Condition
### December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 9,453,394 |
| Accounts receivable | | 2,694,145 |
| Receivable from affiliate | | 348,261 |
| Prepaid expenses | | 112,968 |
| Other assets | | 18,064 |
| Deferred distribution costs, net of accumulated amortization | | 384,797 |
| Total assets | $ | 13,011,629 |
| | | |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 7,314,167 |
| Payable to affiliate | | 162,462 |
| Total liabilities | | 7,476,629 |
| | | |
| **Member's equity** | | |
| Contributed capital | | 5,500,000 |
| Retained earnings | | 35,000 |
| Total member's equity | | 5,535,000 |
| Total liabilities and member's equity | $ | 13,011,629 |

The accompanying notes are an integral part of this statement.

## 1. Organization

RS Funds Distributor LLC (the "Company") was formed on October 1, 2012 as a limited liability company in the state of Delaware and commenced operations on March 28, 2014. The Company is a wholly owned subsidiary of RS Investment Management Co. LLC ("RS Investments"), a Delaware limited liability company. Effective March 28, 2014, the Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective June 1, 2014, the Company is the principal underwriter for the series of mutual funds organized under RS Investment Trust and RS Variable Products Trust ("RS Funds").

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") using the accrual method of accounting.

### Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### Cash
Cash at December 31, 2014 consisted of amounts on deposit with banks. At times, cash balances may exceed the limits of FDIC insurance coverage. The Company believes it mitigates this risk by depositing cash with financial institutions that have a high credit rating.

### Accounts Receivable
Accounts receivable consists of 12b-1 distribution fees, amounts for sub-transfer agent expense reimbursements due from the RS Funds, and commissions due.

### Deferred Distribution Costs
Deferred distribution costs relate to commissions paid to registered representatives for distribution of Class C shares ("C Shares") for the RS Funds which have a contingent deferred sales charge ("CDSC"). Such costs are deferred and amortized over a 12-month period on a straight-line basis to the extent recoverable from future revenues.

At December 31, 2014, deferred distribution costs reported in the Statement of Financial Condition were $384,797, net of accumulated amortization of $449,629.

### Prepaid Expenses and Other Assets
Prepaid expenses and other assets consist primarily of prepaid registration fees, prepaid insurance and funds deposited with FINRA.

### Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist primarily of sub-transfer agent expenses, revenue share expenses, and distribution fees.

**Federal Income Taxes**
As a limited liability company, federal and state income taxes are the responsibility of the sole member.

## 3. Related Party Transactions

**Distribution Agreement**
As a registered broker-dealer, the Company serves as the principal underwriter and distributor for the RS Funds effective June 1, 2014. The Company has entered into a distribution agreement with the RS Funds for distribution services in accordance with the provisions of the distribution plans adopted by the RS Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. Under the plan, the Company is compensated for services in such capacity, including its expenses in connection with the promotion and distribution of shares of the RS Funds. As of December 31, 2014, the amount receivable from the RS Funds is $365,722.

In addition to distribution fees under the distribution plan, the Company is reimbursed by the RS Funds for certain sub-transfer agent expenses that the Company makes to financial intermediaries that provide certain administrative, recordkeeping, and account maintenance services. As of December 31, 2014, the amount receivable from the RS Funds is $2,286,427.

Guardian Investor Services LLC ("GIS"), who holds a majority interest in RS Investments, was the principal underwriter and distributor for the RS Funds from January 1, 2014 through May 31, 2014. As of December 31, 2014, the amount payable by Company to GIS in the amount of $162,462 represents certain distribution expenses and sub-transfer agent expenses paid by GIS.

**Expense Sharing Agreement**
Effective March 28, 2014, the Company entered into an Expense Sharing Agreement with RS Investments. RS Investments provides certain distribution, administrative support and other services to the Company and such expenses are allocated to the Company. The Company does not have its own employees. The Expense Sharing Agreement also provides that RS Investments will compensate the Company monthly for providing distribution services equal to the amount by which expenses incurred by the Company exceed income earned by the Company, plus $5,000 monthly. As of December 31, 2014, the amount receivable from RS Investments is $348,261.

## 4. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the U.S. Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (8 to 1 for the first year of operations). At December 31, 2014, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 12.5% of total aggregate indebtedness. At December 31, 2014, the Company had net capital of $1,976,765, which is $1,042,186 in excess of its required net capital of $934,579. The Company's ratio of aggregate indebtedness to net capital is 3.78:1.

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraph (k)(1) of the rule.

## 5. Indemnifications

The Company has provided general indemnifications to members and officers of the Company and others when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

## 6. Commitments and Contingencies

The Company is subject to various claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters would not have a material effect on the Company's financial position.

## 7. Review for Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, the date this statement of financial condition was available to be issued and determined that no material events have occurred that require adjustment or additional disclosure.

RS Investments™

One Bush Street, Suite 900, San Francisco, CA 94104

# RS Funds Distributor LLC's Exemption Report

RS Funds Distributor LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 to December 31, 2014 without exception.

RS Funds Distributor LLC

I, Shelly Chu, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Financial and Operations Principal

February 24, 2015

pwc

## Report of Independent Registered Public Accounting Firm

To Management of RS Fund Distributors LLC:

We have reviewed RS Fund Distributors LLC (the "Company") assertions, included in the accompanying RS Fund Distributors LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2015

*PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004*
*T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us*